
Mail Stop 3561

August 18, 2015

Desmond Deschambeault
President
DD's Deluxe Rod Holder, Inc.
Unit 171 – 2A – 15 Worobetz Place
Saskatoon, SK, S7L6R4
Canada

> **Re: DD's Deluxe Rod Holder, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed August 7, 2015**
> **File No. 333-204518**

Dear Mr. Deschambeault:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Page numbers greatly facilitate our review; please tell us where you have amended your document in response to our comments.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2015 letter.

General Information about the Company, page 4

1. We note your response and revision in response to our prior comment 12. We reissue the comment here, as you continue to say that your product is "unique" at page 4. Please revise for consistency with your response to our prior comment 12.

Use of Proceeds, page 15

2. We reissue comment 10. Please provide more detail for what each category listed is to be comprised of, such as "Design and Patenting" and "Marketing Expenses." Please also

provide a breakdown of costs within those categories, to the extent practicable. For example, under Marketing Expenses, estimate how much is anticipated to be needed for literature or compressed demo video for email.

Description of Business, page 20

3. We note your response to our prior comment 13, and we reissue the comment. Please significantly revise your disclosure to explain the current state of the company's efforts to develop its product, timelines for each material step (such as getting your product manufactured) that is needed to get your product to market, and any additional financing needed. If any needed financing is not currently available to you, please make that clear.

Capital and Liquidity, page 44

4. We note your response to our prior comment 17 and your revised disclosure. Please clarify, if true, that there is no guarantee that your sole officer and director will loan you the money you may need or file any written agreement related to this loan agreement.

You may contact Kristin Shifflett at (202) 551-3381, or Melissa Raminpour at (202)551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Laura Nicholson for

Susan Block
Attorney Advisor
Office of Transportation and Leisure